UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

HOUGHTON MIFFLIN HARCOURT COMPANY

(Name of Subject Company (Issuer))

HARBOR PURCHASER INC.

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

HARBOR HOLDING CORP.

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

44157R109

(CUSIP Number of Class of Securities)

Daniel Sugar

Veritas Capital Fund Management, L.L.C.

9 West 57th Street, 32nd Floor

New York, New York 10019

(212) 415-6700

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Richard A. Presutti

Milbank LLP

55 Hudson Yards

New York, NY 10001

(212) 530-5001

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on March 7, 2022 (together with any amendments and supplements hereto, this “Schedule TO”) by Harbor Purchaser Inc., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Harbor Holding Corp., a Delaware corporation (“Parent”), which is an indirect, wholly owned subsidiary of The Veritas Capital Fund VII, L.P., a Delaware limited partnership (the “Sponsor”). This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Company Shares at a purchase price of $21.00 per share (the “Offer Price”), net to the holder thereof in cash, net of applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2022 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”, which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the “Offer”), copies of which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to all of the applicable items in the Schedule TO and is supplemented by the information specifically provided in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. The Agreement and Plan of Merger, dated as of February 21, 2022, by and among Parent, the Offeror and HMH, a copy of which is attached as Exhibit (d)(1) thereto, is incorporated herein by reference with respect to Items 4 through 11 of the Schedule TO. Unless otherwise indicated, references to sections in this Amendment are references to sections of the Offer to Purchase. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO. This Amendment is being filed to amend and supplement Items 1 through 9 and Item 11 of the Schedule TO as reflected below.

ITEMS 1 THROUGH 9 AND ITEM 11.

The information set forth in the Offer to Purchase under “The Tender Offer—Section 12—Sources and Amount of Funds” and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference such information in the Offer to Purchase, is hereby amended and supplemented by adding the following language as the last paragraph under the subheading entitled “Debt Financing” under “The Tender Offer—Section 12—Sources and Amount of Funds” of the Offer to Purchase:

“As permitted under the Merger Agreement, Parent entered into an amended and restated Debt Commitment Letter (the “A&R Debt Commitment Letter”) on March 15, 2022 for the purpose of adding additional lenders thereto, among other changes. Consistent with the original debt commitment letter, the A&R Debt Commitment Letter provides (a)(i) a commitment from certain lenders to provide a $1,480 million first lien senior secured term loan facility and (ii) a commitment from certain lenders to provide a $250 million first lien senior secured revolving credit facility (collectively, the “A&R First Lien Term Loan Facility”) and (b) a commitment from certain lenders to provide a $390 million second lien senior secured term loan facility (the “A&R Second Lien Term Loan Facility” and, together with the A&R First Lien Term Loan Facility, the “A&R Term Loan Facilities”). All references in this Schedule TO to “Debt Commitment Letter” shall be deemed to be references to the A&R Debt Commitment Letter, all references in this Schedule TO to the “First Lien Term Loan Facility” shall be deemed to be references to the “A&R First Lien Term Loan Facility,” all references in this Schedule TO to the “Second Lien Term Loan Facility” shall be deemed to be references to the “A&R Second Lien Term Loan Facility,” and all references in this Schedule TO to “Term Loan Facilities” shall be deemed to be references to the “A&R Term Loan Facilities.”

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference such information in the Offer to Purchase, are hereby amended and supplemented by replacing the text of the subheading entitled “Legal Proceedings” under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase with the following language:

“Legal Proceedings.

On March 7, 2022, a putative stockholder lawsuit captioned Shiva Stein v. Houghton Mifflin Harcourt Company, et al., Case No. 1:22-cv-1914 (S.D.N.Y. filed Mar. 7, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Southern District of New York. On March 8, 2022, a putative stockholder lawsuit captioned Ryan O’Dell v. Houghton Mifflin Harcourt Company, et al., Case No. 1:22-cv-01932 (S.D.N.Y. filed Mar. 8, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Southern District of New York. On March 10, 2022, a putative stockholder lawsuit captioned Jeffrey D. Justice, II v. Houghton Mifflin Harcourt Company, et al., Case No. 1:22-cv-01320-RPK-LB (E.D.N.Y. filed Mar. 10, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Eastern District of New York. On March 10, 2022, a putative stockholder lawsuit captioned Matthew Whitfield v. Houghton Mifflin Harcourt Company, et al., Case No. 2:22-cv-00916-MSG (E.D. Pa. filed Mar. 10, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Eastern District of Pennsylvania. On March 12, 2022, a putative stockholder lawsuit captioned Amir Williams v. Houghton Mifflin Harcourt Company, et al., Case No. 1:22-cv-1374 (E.D.N.Y. filed Mar. 12, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Eastern District of New York. On March 16, 2022, a putative stockholder lawsuit captioned Austin Frieman v. Houghton Mifflin Harcourt Company, et al., Case No. 1:22-cv-02166 (S.D.N.Y. filed Mar. 16, 2022), was filed against Houghton Mifflin Harcourt Company and members of the Houghton Mifflin Harcourt Company Board in the U.S. District Court for the Southern District of New York. All six lawsuits allege Houghton Mifflin Harcourt Company violated Sections 14(e), 14(d), and 20(a) of the Securities and Exchange Act of 1934, claiming the Schedule 14D-9 omits certain material information necessary for stockholders to make an informed decision whether to tender their shares, with respect to the financial data, inputs and assumptions underlying the Financial Advisor’s opinion, and various details in the section of the Schedule 14D-9 entitled “Item 4. The Solicitation or Recommendation—Background of the Offer.” As relief, plaintiffs seek, among other things, to enjoin the Transactions from closing until additional allegedly material information is disclosed or, in the alternative, rescission (or rescissory damages) if the Transactions close, as well as an award of their costs and disbursements, including reasonable attorneys’ fees, damages, and for Houghton Mifflin Harcourt Company to file a solicitation statement that does not omit materially information. The defendants believe that plaintiffs’ allegations lack merit.”

The information set forth in the Offer to Purchase under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approval” and Items 1 through 9 and Item 11 of this Schedule TO, to the extent such Items incorporate by reference such information in the Offer to Purchase, is hereby amended and supplemented by adding the following language as the last paragraph under the subheading “Antitrust Compliance” under “The Tender Offer—Section 15—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“At 11:59 p.m., Eastern Time, on March 15, 2022, the applicable waiting period under the HSR Act with respect to the purchase of Company Shares pursuant to the Offer expired.”

ITEM 12. EXHIBITS.

Item 12 of this Schedule TO is hereby amended by adding the following exhibits:

Exhibit No.	Description

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of March 15, 2022, by and among Parent, Bank of America, N.A., BofA Securities, Inc., JPM Morgan Chase Bank, N.S., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Macquaire Capital (USA) Inc., Macquarie Capital Funding LLC, Blackstone Alternative Credit Advisors LP, Blackstone Alternative Solutions L.L.C., Citizens Bank, N.A., Goldman Sachs Bank USA, Mizuho Bank Ltd., and Stone Point Credit Adviser LLC.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated March 7, 2022.*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement, as published in The Wall Street Journal on March 7, 2022.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press Release, dated February 22, 2022 (incorporated by reference to Exhibit 99.1 to HMH’s Current Report on Form 8-K, filed on February 22, 2022).

(b)(1)	Debt Commitment Letter, dated as of February 21, 2022, by and among Parent, Bank of America, N.A., BofA Securities, Inc., JPMorgan Chase Bank, N.A., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Macquarie Capital (USA) Inc., and Macquarie Capital Funding LLC*

(b)(2)	Amended and Restated Debt Commitment Letter, dated as of March 15, 2022, by and among Parent, Bank of America, N.A., BofA Securities, Inc., JPM Morgan Chase Bank, N.S., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Macquaire Capital (USA) Inc., Macquarie Capital Funding LLC, Blackstone Alternative Credit Advisors LP, Blackstone Alternative Solutions L.L.C., Citizens Bank, N.A., Goldman Sachs Bank USA, Mizuho Bank Ltd., and Stone Point Credit Adviser LLC.

(d)(1)	Agreement and Plan of Merger, dated as of February 21, 2022, by and among Parent, the Offeror and HMH (incorporated by reference to Exhibit 2.1 to HMH’s Current Report on Form 8-K, filed on February 22, 2022).

(d)(2)	Equity Commitment Letter, dated as of February 21, 2022, by and among Parent and Sponsor.*

(d)(3)	Limited Guarantee, dated as of February 21, 2022, by and among HMH and Sponsor.*

(d)(4)	Confidentiality Agreement, dated as of November 17, 2021, by and between HMH and Veritas Capital Fund Management, L.L.C.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing fee table.

*	Previously filed on March 7, 2022 as an exhibit to the Schedule TO.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBOR PURCHASER INC.

By:	/s/ Ramzi Musallam
Name: Ramzi Musallam
Title: President

HARBOR HOLDING CORP.

By:	/s/ Ramzi Musallam
Name: Ramzi Musallam
Title: President

Dated: March 16, 2022